SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13E-4

           Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)
                              UNITED CAPITAL CORP.
                                (NAME OF ISSUER)
                              UNITED CAPITAL CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   909912 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                A. F. PETROCELLI
                              UNITED CAPITAL CORP.
                                  9 PARK PLACE
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-6464
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                 With a copy to:

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200
                            FACSIMILE: (212) 755-1467

                                 August 13, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE:

               TRANSACTION                            AMOUNT OF
               VALUATION*:                            FILING FEE:

               $8,750,000                             $1,750.00

------------------------
* Based upon the purchase of 500,000 Shares (the maximum number of Shares offered to be purchased) at $17.50 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).

       / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

                  Amount Previously Paid: __________________
                  Form or Registration No.: ________________
                  Filing Party: ____________________________
                  Date Filed: ______________________________



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
ITEM 1.           SECURITY AND ISSUER.

         (a)      Name: United Capital Corp. (the "Company")

                  Address of Principal Executive Office:
                  9 Park Place
                  Great Neck, New York 11021

         (b) Title of Securities Being Sought: Common Stock, par value $0.10 per share (the "Common Stock").

               Amount outstanding on August 11, 1999: 5,013,647 shares of Common Stock.

               Information with respect to the exact amount of securities being sought and the consideration being offered therefor is set forth in "Number of Shares; Proration" beginning on Page 5 in the Offer to Purchase (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto, which is incorporated herein by reference. The executive officers, directors and affiliates of the Issuer have advised the Issuer that they do not intend to tender any Shares pursuant to the Offer.

         (c) Information with respect to the principal market for and price range of the Shares is set forth in "Price Range of Shares" beginning on Page 12 in the Offer to Purchase, which is incorporated herein by reference.

         (d)      Not applicable.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Information with respect to source and amount of funds to be used for the purchase of Shares is set forth in "Source and Amount of Funds" beginning on Page 14 in the Offer to Purchase, which is incorporated herein by reference.

         (b)      Not Applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  Information with respect to the purpose of the tender offer and planned disposition of the securities and possible effects of the tender offer is set forth in "Background and Purpose of the Offer; Certain Effects of the Offer" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Pages 13 and 18, respectively, in the Offer to Purchase, which are incorporated herein by reference. Other than as indicated, there are no current plans or proposals that relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer;

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
                  (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

                  (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer;

                  (f) Any other material change in the Issuer's corporate structure or business including, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of equity security of the Issuer to be delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) The suspension of the Issuer's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

                  Neither the Issuer nor any of its subsidiaries nor, to the knowledge of the Issuer, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof, except as is set forth in "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Page 18 in the Offer to Purchase, which are incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  Neither the Issuer nor, to the knowledge of the Issuer, any of its executive officers, directors, or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer and the securities of the Issuer, except as set forth in "Fees and Expenses" beginning on Page 21 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Information with respect to persons employed, retained or to be compensated by the Issuer to make solicitations or recommendations in connection with the tender offer is set forth in "Fees and Expenses" beginning on Page 21 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.           FINANCIAL INFORMATION.

(a)(1)-(4) See "Certain Information Concerning the Company" beginning on Page 14 in the Offer to Purchase, which is incorporated herein by reference.

(b)(1)-(3) See "Certain Information Concerning the Company" beginning on Page 14 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.           ADDITIONAL INFORMATION.

(a) Neither the Issuer nor, to the Issuer's knowledge, any of its executive officers or directors is a party to any material contract, arrangement, understanding or relationship between them and the Issuer which are material to a decision by a shareholder whether to tender or hold Shares in the tender offer.

(b)               There are no applicable regulatory  requirements which must be
                  complied   with  or  approvals   which  must  be  obtained  in
                  connection with the tender offer.

(c)               Not applicable.

(d) There are no material pending legal proceedings relating to the tender offer.

(e)               Not applicable.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibits are filed herewith or incorporated by reference herein to documents previously filed.

(a)      (1)      Form of Offer to Purchase dated August 12, 1999.

         (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

         (3)      Form of Notice of Guaranteed Delivery.

         (4) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (5) Form of Letter dated August 12, 1999 from A.F. Petrocelli, Chairman, President and Chief Executive Officer of the Issuer, to the Stockholders of the Issuer.

         (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated August 12, 1999 from A.F. Petrocelli, Chairman, President and Chief Executive Officer of the Issuer.

         (7)      Text of Press Release dated August 12, 1999.

(b)               Not Applicable.

(c)               Not applicable.

(d)               Not applicable.

(e)               Not applicable.

(f)               Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UNITED CAPITAL CORP.

                                        By:  /s/ A.F. Petrocelli
                                             -----------------------------------
                                             A.F. Petrocelli
                                             Chairman, President and
                                             Chief Executive Officer


Dated: August 13, 1999

                                  EXHIBIT INDEX



 DESCRIPTION EXHIBIT

         (a)      (1)      Form of Offer to Purchase dated August 12, 1999.
                  (2)      Form   of    Letter   of    Transmittal    (including
                           Certification  of Taxpayer  Identification  Number on
                           Substitute Form W-9).
                  (3)      Form of Notice of Guaranteed Delivery.
                  (4)      Form  of  Letter  to  Clients  for  use  by  Brokers,
                           Dealers,  Commercial Banks, Trust Companies and Other
                           Nominees.
                  (5)      Form of  Letter  dated  August  12,  1999  from  A.F.
                           Petrocelli,  Chairman,  President and Chief Executive
                           Officer of the Issuer, to the Stockholders of the Issuer.
                  (6)      Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and other Nominees,  dated August 12,
                           1999 from A.F.  Petrocelli,  Chairman,  President and
                           Chief Executive Officer of the Issuer.
                  (7)      Press Release dated August 12, 1999.
         (b)               Not Applicable.



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